UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Exagen Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30068X103
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30068X103	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Holdings Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,478,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,478,815
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 30068X103	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HuntVest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,478,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,478,815
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 30068X103	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Guaranty, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,478,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,478,815
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 30068X103	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woody L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,478,815
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,478,815
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 30068X103	SCHEDULE 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:
Exagen Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
1261 Liberty Way, Suite C Vista, California 92081

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)           Hunt Holdings Limited Partnership (“Hunt Holdings LP”);
(ii)          HuntVest, LLC (“HuntVest”), the general partner of Hunt Holdings LP;
(iii)         Hunt Guaranty, Inc. (“Hunt Guaranty”), the sole member of HuntVest; and
(iv)         Woody L. Hunt (“Mr.Hunt”), the majority shareholder of Hunt Guaranty.

	(b)	Address of Principal Business Office, or if none, Residence: 4401 N. Mesa Street El Paso, TX 79902

	(c)	Citizenship: See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities: See cover page.

	(e)	CUSIP Number: See cover page.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
Not applicable.

CUSIP No. 30068X103	SCHEDULE 13G	Page 7 of 9

ITEM 4.	OWNERSHIP.

(a)
Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

As of December 31, 2019, Hunt Holdings LP directly owns 1,478,815 shares of common stock, par value $0.001 per share (“Common Stock”) of the Issuer.  Woody L. Hunt is the majority shareholder of Hunt Guaranty, which is the sole member of HuntVest, which is the general partner of Hunt Holdings LP. As a result, Mr. Hunt and each of the foregoing entities may be deemed to have an indirect beneficial ownership of the shares directly beneficially owned by Hunt Holdings LP.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)
Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of 11.8% of the outstanding shares of the Common Stock.

The calculation of beneficial ownership percentage is based on 12,560,990 shares of Common Stock outstanding as of November 8, 2019, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.

		(ii)	Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.

		(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

CUSIP No. 30068X103	SCHEDULE 13G	Page 8 of 9

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of February 7, 2020, among Hunt Holdings Limited Partnership, HuntVest, LLC, Hunt Guaranty, Inc. and Woody L. Hunt.

CUSIP No. 30068X103	SCHEDULE 13G	Page 9 of 9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2020

HUNT HOLDINGS LIMITED PARTNERSHIP

By:	HuntVest, LLC, its general partner
By:	Hunt Guaranty, Inc., its sole member

By:	/s/ Matthew D. Hunt
Name: Matthew D. Hunt
Title: Managing Partner

HUNTVEST, LLC

By:	Hunt Guaranty, Inc., its sole member

By:	/s/ Matthew D. Hunt
Name: Matthew D. Hunt
Title: Managing Partner

HUNT GUARANTY, INC.

By:	/s/ Matthew D. Hunt
Name: Matthew D. Hunt
Title: Managing Partner

/s/ Paul D. Donnelly
Paul D. Donnelly, attorney-in-fact for Woody L. Hunt